SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated July 25, 2018 between
ETF SERIES SOLUTIONS
and
Defiance ETFs, LLC

Fund	Rate
Defiance Quantum ETF	0.40%
Defiance Next Gen Connectivity ETF	0.30%
Defiance Next Gen H2 ETF	0.30%
Defiance Hotel, Airline, and Cruise ETF	0.45%
Defiance Pure Electric Vehicle ETF	0.68%
Defiance Pure 2x Bull Semiconductor Daily ETF	0.95%
Defiance Pure 2x Bull Airline Daily ETF	0.95%
Defiance Pure 2x Bull Banks Daily ETF	0.95%
Defiance Pure 2x Bull Oil & Gas Daily ETF	0.95%
Defiance Pure 2x Bull Retail Daily ETF	0.95%
Defiance Pure 2x Bull Tech Daily ETF	0.95%
Defiance Israel Bond ETF	0.48%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of May 30, 2023.

ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By: /s/ Joshua J. Hinderliter
Name: Joshua J. Hinderliter
Title: Secretary

Defiance ETFs LLC

By: /s/ Paul Dellaquila
Name: Paul Dellaquila
Title: President